Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS AND FINANCIAL CONDITION

The discussion and analysis which follows contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements including, without limitation, the risk factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”). All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given changes in technology and the Company’s business strategy, evolving industry standards, intense competition and short product life cycles that characterize the industries in which the Company operates.

The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The interim condensed consolidated financial statements appearing elsewhere in this report should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the operating results for the full fiscal year.

Overview

Our activity is primarily focused on the defense electronics market.  Our aim is to provide not only state-of-the-art products, but to also provide comprehensive solutions for one or more systems. Our current product lines are:

•	Tactical radars for maneuver forces and border protection systems (land based); and

•	Military avionics (data/video recorders and core avionics for aircraft and UAVs).

We were incorporated under the laws of the State of Israel on December 8, 1970.  We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation.

General

Our interim condensed consolidated financial statements, appearing in this report, are prepared in dollars and in accordance with U.S. GAAP.  Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 830.  The majority of our sales are made outside of Israel and a substantial part of them are in dollars.  In addition, a substantial portion of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date.  Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction.  All monetary balance sheet accounts have been remeasured using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been remeasured using the average exchange rate for the period.  All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date.

Discussion of Critical Accounting Policies and Estimations

Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our consolidated financial statements. These policies have been consistently applied in all material respects. While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate under the circumstances. We believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S. GAAP.

Revenue Recognition. We account for revenue recognition when (or as) we satisfy performance obligations by transferring promised goods or services to our customers in an amount that reflects the consideration we expect to receive. In order to achieve that core principle, we apply the following five-step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied.

We generally satisfy performance obligations at a point in time, once the customer has obtained the legal title to the items purchased or service provided. Revenues from long-term and short-term fixed price contracts are usually recognized over time based on the cost-to-cost input method that best depicts the transfer of control over the performance obligation to the customer. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Accounting for income taxes. We adopted FASB ASC 740-10 “Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10.

At June 30, 2021, the Company maintained a valuation allowance against deferred tax assets to its Israeli based company. The Company assesses its ability to recover its deferred tax assets on an ongoing basis. Significant management judgment is required in determining any valuation allowance recorded against deferred tax assets. In evaluating the ability to recover deferred tax assets, the Company considers available positive and negative evidence including its recent retained earnings, its ability to carry-back losses against prior taxable income and its projected financial results. The Company also considers, commensurate with its objective verifiability, the forecast of future taxable income including the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. A valuation allowance may be recorded in the event it is deemed to be more-likely-than-not that the deferred tax asset cannot be realized. Previously established valuation allowances may also be released in the event it is deemed to be more-likely-than-not that the deferred tax asset can be realized. Any release of valuation allowance will be recorded as a tax benefit which will positively impact the Company’s operating results. Management determined on the basis of the quarterly assessment performed at June 30, 2021, that these deferred tax assets are more-likely-than-not to be realized. During the six months ended June 30, 2021, the Company released $6,038 of valuation allowance against the deferred tax assets primarily related to net operating loss carry forwards ("NOLs").

The Company’s quarterly tax provision, and estimates of its annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, as well as non-deductible expenses, such as share-based compensation, and changes in its valuation allowance. Our income tax benefit was $6,038 for the six months ended June 30, 2021 and $ 0 for the six months ended June 30, 2020. The income tax expense (benefit) for the periods consisted of income taxes related to our operations in Israel.

Inventory Valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $132,000, $230,000, $0 and $0 for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020, respectively.

Allowance for credit losses. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for credit losses for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customer’s receivables, considering the customer’s financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate, which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $2,000, $2,000, $2,000 for six months ended June 30, 2021 and the years ended December 31, 2020 and 2019, respectively.

Stock-based compensation. We account for share-based payment in accordance with ASC 718, "Compensation - Stock Compensation", which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees on the date of grant using an option-pricing model. The value of the portion of the award is recognized as an expense over the requisite service periods in the Company's statement of operations. The Company account for forfeitures as they occur.

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of defense electronics products and their supporting systems.

Cost of Revenues. Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventory write-downs and overhead allocated to cost of revenues activities.

Research and Development Expenses, net. Research and development expenses consist primarily of salaries for research and development personnel, use of subcontractors and other costs incurred in the process of developing product prototypes.

Marketing and Selling Expenses. Marketing and selling expenses consist primarily of salaries for marketing and business development personnel, marketing activities, public relations, promotional materials, travel expenses, trade shows and exhibitions expenses and success fees to business development consultants.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Financial Expenses, Net. Financial expenses consist of interest and bank expenses, interest on loans, deferred charges and currency re-measurement losses. Financial income consists of interest on cash and cash equivalent balances and currency re-measurement gains.

Results of Operations

Revenues.  Revenues increased by 64% to $53.5 million in the first half of 2021 compared with revenues of $32.6 million in the first half of 2020. The increase is primarily attributable to the continued acceptance of the Company’s proprietary radar solutions.

Cost of Revenues. Cost of revenues increased by 54% to $32.2 million for the six months ended June 30, 2021 from $20.9 million for the six months ended June 30, 2020.  The increase in our cost of revenues was mainly attributable to the increase in revenues.

Gross profit. Gross profit totaled $21.2 million in the first half (40% of revenues), an increase of 83% compared to gross profit of $11.6 million in the first half of 2020 (36% of revenues). The increase is attributable to the increase in revenues.

Operating expense.  Our operating expenses increased by 21% to $13.2 million in the first six months of 2021 compared to $10.9 million in the first six months of 2020, reflecting the increase in our research and development, marketing and selling and general and administrative expenses that grew as a result of our increased revenues.

Financial income, Net. We had financial income, net of $122,000 in first six months of 2021 compared to financial income, net of $197,000 in the first six months of 2020, as a result of interest obtained on the net proceeds from our March offering of Ordinary shares.

Income tax. A deferred tax asset of $6 million was recorded in the first half of 2021 in view of our continued profitability. No taxes were payable due to the availability of tax loss carryforwards.

Net income.  As a result of the foregoing and the forgiveness of a $454,000 loan obtained under the Paycheck Protection Program, we had net income of $14.2 million in the six months ended June 30, 2021 compared to net income $0.9 million in the first six months of 2020.

Liquidity and Capital Resources

We have historically met our financial requirements primarily through cash generated by operations, funds generated by our public offerings, private placements of our Ordinary shares and debt securities, loans from our principal shareholders, short-term loans and credit facilities from banks, research and development grants from the Government of Israel, investment grants for approved enterprise programs and marketing grants from the Government of Israel.

As of June 30, 2021, our cash position (cash and cash equivalents) totaled $95.7 million compared with $36.3 million in cash and cash equivalents as of December 31, 2020. Our improved financial position is attributable to our March 2021 underwritten public offering of 5,175,000 of our Ordinary shares, which provided us with net proceeds of approximately $55.9 million and our net income for the six months ended June 30, 2021.

Net cash provided by operating activities for the first six months of 2021 was $9.0 million. This was primarily due to the increase of our net income, offset by our increase of inventories to support our increased revenues, increase in our deferred tax asset and increase in our trade receivables. For the first six months of 2020, net cash used in operating activities was $5.4 million.

Net cash used in investing activities during the first six months of 2021 was $5.5 million. This was primarily due to the purchase of property, plant and equipment and to our $3 million investment in RadSee Technologies Ltd. Net cash used in investing activities during the first six months of 2020 was $2.4 million.

Net cash provided by financing activities during the first six months of 2021 was $55.9 million, reflecting proceeds received from our March 2021 public offering of our Ordinary shares. During the first six months of 2020, $24 million was provided by financing activities, reflecting proceeds received from our January 2020 public offering of our Ordinary shares.

Corporate Tax Rate

Israeli companies are generally subject to corporate tax at a rate of 23%.  The Company believes its deferred tax assets are more-likely-than-not realizable and it does not require a valuation allowance as of June 30, 2021. The Company evaluated its prospective tax rate for creating its deferred taxes based on a weighted average of the tax rate applicable to a Preferred Technological Enterprise in Israel. Consideration was given to Area A status and number of persons expected to be employed in each Area A.  An enterprise located in an Area A is taxed at approximately 7.5% while the central area tax rate for a Preferred Technological Enterprise is 12% or 16%.  The Company believes it is eligible for these reduced tax rates and that the weighted average tax rate based on the Nexus Formula in the law will be 10.2% which will be used for the Company’s deferred tax assets in Israel.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.